Execution Version

DATED 16th DECEMBER 2015

ASANKO GOLD INC.
As Parent

KEEGAN RESOURCES GHANA LIMITED
As Borrower

ASANKO INTERNATIONAL (BARBADOS) INC.
As HoldCo2

ASANKO GOLD (BARBADOS) INC.
As HoldCo 1

and

EXP T2 LTD.
As Lender

AMENDMENT (No. 1) AGREEMENT
RELATING TO THE
SENIOR FACILITIES AGREEMENT
(Construction and Operation)

DUANE MORRIS

CERTAIN CONFIDENTIAL, PERSONAL INFORMATION AND COMMERCIAL TERMS HAVE BEEN REDACTED IN THIS DOCUMENT.

TABLE OF CONTENTS

11/01/16

LVDGAST 135 2016

THIS AGREEMENT is dated 16th December 2015 between:

1. **ASANKO GOLD INC.** (the "**Parent**");

2. **KEEGAN RESOURCES GHANA LIMITED** (the "**Borrower**");

3. **ASANKO INTERNATIONAL (BARBADOS) INC.** ("**HoldCo2**")

4. **ASANKO GOLD (BARBADOS) INC.** ("**HoldCo1**"); and

5. **EXP T2 LTD.** (the "**Lender**"),

collectively referred to as the "**Parties**" (or, individually, a "**Party**").

WHEREAS:

(A) The Parties have entered into a senior facilities agreement dated 20 October 2015 (the "**Existing Facilities Agreement"**) pursuant to which the Lender agreed to make available to the Borrower loan facilities in a maximum aggregate principal amount of up to US$150,000,000 in relation to the Project (as defined therein).

(C) The Parties have agreed to amend the Existing Facilities Agreement as set out in this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Terms defined in the Existing Facilities Agreement shall have the same meaning when used in this Agreement unless otherwise defined herein, and in addition the following terms shall have the following meanings:

"**Effective Date**" means the date of this Agreement.

"**Existing Facilities Agreement**" has the meaning given to it in recital (A).

"**Existing Security**" means all Transaction Security created or expressed to be created in favour of the Lender on or before the Effective Date.

"**Guarantors**" has the meaning given to it in the Keegan Guarantee.

"**Keegan Guarantee**" means a deed of guarantee dated 20 October 2015 between Exp T2 Ltd. as lender and each of the Parent, HoldCo2, HoldCo1 and Keegan as guarantors, as such deed may be amended, novated, supplemented, extended, restated or replaced from time to time.

Clause 1.2 of the Existing Facilities Agreement (*Construction*) shall apply to this Agreement as if set out in this Agreement save that, unless the context otherwise requires, references in the Existing Facilities Agreement to "this Agreement" shall be to the Existing Facilities Agreement as amended by this Agreement.

1.2 Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

1.3 Finance Document

This Agreement is a designated Finance Document.

2. AMENDMENTS TO THE EXISTING FACILITIES AGREEMENT

2.1 With effect from the Effective Date the Parties agree the following amendments to the Existing Facilities Agreement:

a)	Definition of Availability Period	Paragraph (a) of the definition shall be amended by replacing "31 December 2015" with "31 January 2016".
b)		Paragraph (b)(i) of the definition shall be amended by replacing "31 December 2015" with "31 January 2016".
c)		Paragraph (b)(ii) of the definition shall be amended by replacing "31 January 2016" with "18 December 2015".
c)	Definition of Margin	The definition shall be amended to read as follows: " means, in respect of a Loan, six percent per annum."
d)	Definition of Project Costs	The definition shall be amended by replacing "Clauses 11.1 and" with "Clause".
e)	Clause 11.1	The clause shall be amended to read: "INTENTIONALLY LEFT BLANK".

3. REPRESENTATIONS AND WARRANTIES

3.1 General

Each of the Obligors makes each of the Repeating Representations contained in the Existing Facilities Agreement to the Lender on the Effective Date by reference to the facts and circumstances existing on such date.

3.2 No default

Each Obligor represents and warrants to the Lender that no Default has occurred or is continuing or would result from:

(a) the execution of this Agreement; or

(b) the performance of the Existing Facilities Agreement as amended by this Agreement.

4. EXISTING SECURITY

Each Obligor confirms that each Existing Security:

(a) ranks as a continuing security for the payment and discharge of the Secured Obligations; and

(b) shall continue in full force and effect in all respects and the Existing Security and this Agreement shall be read and construed together.

5. CONTINUITY

The provisions of the Finance Documents shall, save as amended in this Agreement, continue in full force and effect.

6. GUARANTEES

For the avoidance of doubt, each of the Guarantors acknowledges and confirms that the obligations of each Guarantor under the Keegan Guarantee shall continue in full force and effect in all respects in connection with the Existing Facilities Agreement as amended by this Agreement.

7. FURTHER ASSURANCE

The Borrower shall, at the request of the Lender and at its own expense, do all such acts and things necessary to give effect to the amendments made or to be made pursuant to this Agreement.

8. MISCELLANEOUS

8.1 The provisions of Clause 28 (Notices) of the Existing Facilities Agreement shall apply to this Agreement as if set out in full and so that all references therein to "this Agreement" shall be construed as references to this Agreement and references to "Party" or "Parties" shall be construed as references to the Parties to this Agreement.

8.2 The provisions of Clauses 30 (Partial Invalidity) and 31 (Remedies And Waivers) of the Existing Facilities Agreement shall apply to this Agreement, as if set out in full and so that all references in those provisions to "this Agreement" shall be construed as references to this Agreement and references to "Party" or "Parties" shall be construed as references to them in their capacity as Parties to this Agreement.

8.3 This Agreement may be executed and delivered in any number of counterparts, each of which is an original and which, together, have the same effect as if each Party had executed and delivered the same document.

9. GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English Law.

10. ENFORCEMENT

The provisions of Clause 35 (*Enforcement*) of the Existing Facilities Agreement shall apply *mutatis mutandis* to this Agreement.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

EXECUTION PAGES

SIGNED by
for and on behalf of

ASANKO GOLD INC.

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KEEGAN RESOURCES GHANA LIMITED

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EXP T2 LTD.

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